UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On February 22, 2018, Medigus Ltd. (the “Company”) announced the resignation of Mr. Nissim Darvish, a director of the Company. Mr. Darvish advised the Company that he has decided to step down from the Company’s Board of Directors (the “Board”) effective immediately. Mr. Darvish stated that his resignation is due to personal reasons and not due to any disagreements or Company-related issues.

Upon the resignation of Mr. Darvish, the Company determined to fill the vacancy in the Board by appointing Mr. Yuval Yanai as a director of the Company, in accordance with Section 93 to the Company’s Articles of Association, effective as of February 22, 2018 until the Company’s next annual general meeting of the shareholders.

Mr. Yanai currently serves as a member of the board of directors of Mazor Robotics Ltd. (NASDAQ:MZOR; TASE:MZOR), Check-Cap Ltd. (NASDAQ:CHEK), Medical Compression Systems (D.B.N) Ltd. (TASE:MDCL) and Clal Biotechnology Ltd. (TASE:CBI). Mr. Yanai also serves as a director of Hadassah Medical Center and Standard & Poors Maalot, Efranat Ltd., Endobetix Ltd. and as the chairman of the Israeli Fund for UNICEF. Mr. Yanai served as Senior Vice President and Chief Financial Officer of Given Imaging Ltd. from September 2005 through March 2014. Prior to that, from October 2000 through August 2005, Mr. Yanai served as Senior Vice President and Chief Financial Officer of Koor Industries Ltd. (TASE:KOOR), and from April 1998 to September 2000, Mr. Yanai served as Vice President and Chief Financial Officer of NICE Systems Ltd. (NASDAQ:NICE; TASE:NICE). Mr. Yanai holds a B.A. degree in Accounting and Economics from Tel-Aviv University.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-213280) and Form S-8 (File No. 333-206803 and No. 333-221019).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: February 22, 2018	By:	/s/ Oded Yatzkan
Oded Yatzkan
Chief Financial Officer